SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

8464081 Canada Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

093442101
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, address and telephone number of person authorized to receive notices and communications)

April 4, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 093442101	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS 8464081 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER 245,380,522 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 245,380,522 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,380,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑ Excludes interest incurred on promissory notes after April 4, 2013 and convertible at $.009 per share.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.5
14	TYPE OF REPORTING PERSON CO

(1)
Includes Warrants to purchase 104,333,335 share and convertible promissory notes of $1,269,424.69, including accrued interest through April 4, 2013 and convertible at $.009 per share into 141,047,187 shares.

(2)	Based upon 102,604,905 shares outstanding as of April 4, 2013.

CUSIP No. 093442101	SCHEDULE 13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement relates to the Common Stock of BlastGard International, Inc. (the “Issuer”).  The Issuer’s executive office is located at 2451 McMullen Booth Road, Suite 212, Clearwater, FL 33759.

Item 2.	Identity and Background.

(a)	The reporting person is 8464081 Canada Inc.

(b)	The address of the reporting person is 130 King Street West, Suite 2950, Toronto, Ontario M5X 1C7.

(c)	Not applicable.

(d)           None.

(e)	None.

(f)	Canada

Item 3.	Source or Amount of Funds or Other Consideration.

The reporting person used general working capital of approximately $1.42 million to acquire its controlling interest in the Issuer and, at closing, it delivered its own promissory notes in the principal amount of $400,000 to the seller.  The promissory notes are secured by BlastGard securities owned by the reporting person.  Except for the $400,000 note delivered at closing by the reporting person to the seller, no part of the purchase price which was paid by the reporting person from borrowed funds.

Item 4.	Purpose of the Transaction.

The purpose of the acquisition of a controlling interest in the issuer was solely for investment purposes and not for the purposes identified under (a) – (j), except as follows: (i) the reporting person has the right to nominate and appoint a majority of the directors to the board and (ii) it has a right of first refusal to maintain its beneficial stock ownership stock interest. The reporting person has also obligated itself to the issuer to support its working capital needs through December 31, 2013.

Item 5.	Interest in Securities of the Issuer.

(a)– (c)
As of April 4, 2013, the Issuer has outstanding 102,604,905 shares of Common Stock.  On that date, the reporting person acquired a beneficial ownership in securities convertible into 245,380,522 shares, representing 70.5% of the outstanding shares. The reporting person has the sole voting power and dispositive power with respect to the aforementioned securities. As of April 4, 2013, the reporting person acquired warrants to purchase 104,333,335 shares and convertible promissory notes of $1,269,424.69, including accrued interest through April 4, 2013 and convertible at $.009 per share into 141,047,187 shares. The foregoing excludes interest on the promissory notes subsequent to April 4, 2013. The reporting person has agreed to convert the notes in its entirety on or before June 21, 2013. The reporting person has also agreed to offer to purchase outstanding promissory notes in the principal amount of approximately $45,500 (including accrued interest thereon) from two noteholders. The shares of Common Stock that would be issuable upon conversion of these notes are not included in the reported beneficial ownership set forth above.  See Item 6 for additional information.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 4, 2013, Alpha Capital Anstalt, closed on an agreement (the “Purchase and Exchange Agreement”) with 8464081 Canada Inc. (the “Reporting person”) to sell to the Reporting person and its assignees the issuer’s Debt in the principal amount, including accrued interest thereon, of $1,269,424.09 (which excludes $182,000 of the principal due on this note that will be maintained by Alpha Capital) owned by it plus warrants to purchase 104,333,335 shares (exercisable at $0.01 per share). The agreements require that within three (3) months of March 21, 2013, that the Reporting person shall convert all the notes acquired by it at the current conversion price of $0.009 per share. Alpha Capital Anstalt has also committed to convert the $182,000 of principal retained by it into shares of the issuer’s Common Stock at the same conversion price. Also, the agreement requires the Reporting person to offer to purchase the outstanding December 2004 Debt totaling approximately $45,500 for a purchase price equal to the total amount of principal and interest due on each note plus a 10% premium.

As a result of the foregoing transactions, the reporting person expects to have the aforementioned Secured Debt converted into shares of Common Stock on or before June 21, 2013. Such transaction should result in the Reporting person obtaining control of the issuer. Also, pursuant to the Purchase and Exchange Agreement, the Reporting person and the issuer agreed to the following:

●	Reporting person has the right to nominate and appoint to the Board at least 50% of the Board members;

●	Reporting person has a right of first refusal to participate in future financings up to its pro rata share of Common Stock of the issuer.

●
Reporting person undertakes to provide the issuer with sufficient capital to allow the issuer to conduct its business and remain a going concern until December 31, 2013, subject to further agreements between the issuer and Reporting person. All such funding will be provided through equity transactions and will not be funded via debt.

Item 7.	Material to be filed as Exhibits.

Incorporated by reference is the issuer’s Form 8-K dated April 4, 2013 pursuant to which a Purchase and Exchange Agreement dated March 21, 2013 was filed with the Securities and Exchange Commission.

CUSIP No. 093442101	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8464081 Canada Inc.

Dated: April 18, 2013	By:	/s/ Jeff Kehoe
Jeff Kehoe, Vice President/Secretary